Mail Stop 3561

March 23, 2011

Scott E. Kuechle
Chief Financial Officer
Goodrich Corporation
Four Coliseum Centre
Charlotte, NC 28217

> **Re: Goodrich Corporation**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 15, 2011**
> **File No. 001-00892**

Dear Mr. Kuechle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief